May 29, 2025

Via EDGAR

Messrs. Stephen Kim and Doug Jones

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Hanesbrands Inc.

Form 10-K for the Fiscal Year ended December 28, 2024

Form 8-K Furnished February 13, 2025

File No. 001-32891

Dear Messrs. Kim and Jones:

This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated May 19, 2025 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Item 2.02 Form 8-K filed by Hanesbrands Inc. (the “Company”, “we” or “our”).

The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Form 8-K Furnished February 13, 2025

Exhibit 99.1

Table 6-A, page 15

1.

You appear to present here and Tables 1-B and 2-A in exhibit 99.3, as well as Table 6-A of your Form 8-K furnished May 8, 2025, a full non-GAAP income statement that gives undue prominence to the non-GAAP measures presented therein. Please either eliminate, or revise as appropriate, to be in compliance with Question 100.05 and 102.10(c) of Non-GAAP Financial Measures Compliance and Disclosure Interpretations. If you choose to revise, please provide us your proposed disclosure revisions and revise to clearly label any presentations that include non-GAAP measures as non-GAAP and not merely “as adjusted” such as in Table 1-B of Exhibit 99.3.

Response: The Company respectfully acknowledges the Staff’s comment with respect to Table 1-B in exhibit 99.3 dated February 13, 2025. In response to the Staff’s comment, the Company will revise its future filings such that this table or any similar table will be removed.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

May 29, 2025

With respect to Table 2-A in Exhibit 99.3 dated February 13, 2025, and Table 6-A in our Form 8-K dated May 8, 2025 (and February 13, 2025), the Company also respectfully acknowledges the Staff’s comment and notes that a table consistent with the presentation therein was previously provided in a letter to the Staff dated August 10, 2023, in response to the Staff’s comment letter dated July 27, 2023. However, the Company acknowledges the Staff’s additional comment and will modify Table 2-A and Table 6-A in future filings in the format set out below, which is a revised version of the Table 6-A in our Form 8-K dated May 8, 2025, and removes several of the income statement line items and more clearly indicates which metrics are non-GAAP measures:

HANESBRANDS INC.

Supplemental Financial Information

Reconciliation of Select GAAP Measures to Non-GAAP Measures

(in thousands, except per share data)

(Unaudited)

The following tables present a reconciliation of results from continuing operations as reported under GAAP to the results from continuing operations as adjusted for the quarter ended March 29, 2025 and a comparison to prior year. The Company has chosen to present the following non-GAAP measures to investors to enable additional analyses of past, present and future operating performance and as a supplemental means of evaluating continuing operations absent the effect of restructuring and other actions that are deemed to be material stand-alone initiatives apart from the Company’s core operations. While these costs are not expected to continue for any individual transaction on an ongoing basis, similar types of costs, expenses and charges have occurred in prior periods and may recur in future periods depending upon future business plans and circumstances.

Restructuring and other action-related charges in 2025 and 2024 include the following:

Professional services	Represents professional fees, primarily consulting and advisory services, related to restructuring activities including the Company’s cost transformation and technology modernization initiatives.
Headcount actions and related severance	Represents charges related to operating model initiatives primarily headcount actions and related severance charges and adjustments related to restructuring activities.
Supply chain restructuring and consolidation	Represents charges as a result of the sale of the global Champion business and the completed exit of the U.S.-based outlet store business related to significant restructuring and consolidation efforts within the Company’s supply chain network, both manufacturing and distribution, to align the Company’s network to its continuing operations to drive stronger operating performance and margin expansion.
Loss on extinguishment of debt	Represents charges related to the redemption of the Company’s 4.875% Senior Notes and the refinancing of the Company’s Senior Secured Credit Facility in the first quarter of 2025.
Other	Primarily related to the relocation of the Company’s Corporate headquarters in the first quarter of 2025.

	Quarters Ended
	March 29, 2025	March 30, 2024
GAAP gross profit, as reported	$316,700	$297,433
As a % of net sales	41.7%	39.9%
Restructuring and other action-related charges:
Headcount actions and related severance	(121)	36
Supply chain restructuring and consolidation	(179)	167

Non-GAAP gross profit, as adjusted	$316,400	$297,636

As a % of net sales	41.6%	40.0%

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

May 29, 2025

	Quarters Ended
	March 29, 2025	March 30, 2024
GAAP operating profit, as reported	$79,908	$35,414
As a % of net sales	10.5%	4.8%
Restructuring and other action-related charges:
Professional services	457	671
Headcount actions and related severance	209	12,187
Supply chain restructuring and consolidation	(60)	2,107
Other	503	4

Non-GAAP operating profit, as adjusted	$81,017	$50,383

As a % of net sales	10.7%	6.8%

	Quarters Ended
	March 29, 2025	March 30, 2024
GAAP income (loss) from continuing operations, as reported	$14,146	$(32,802)
Restructuring and other action-related charges:
Professional services	457	671
Headcount actions and related severance	209	12,187
Supply chain restructuring and consolidation	(60)	2,107
Other	503	4
Loss on extinguishment of debt[1]	9,979	—

Non-GAAP income (loss) from continuing operations, as adjusted	$25,234	$(17,833)

[1]	Loss on extinguishment of debt is reflected within Other expenses.

	Quarters Ended
	March 29, 2025	March 30, 2024
GAAP diluted earnings (loss) per share from continuing operations, as reported[1]	$0.04	$(0.09)
Restructuring and other action-related charges:
Professional services	0.00	0.00
Headcount actions and related severance	0.00	0.03
Supply chain restructuring and consolidation	0.00	0.01
Other	0.00	0.00
Loss on extinguishment of debt	0.03	0.00

Non-GAAP diluted earnings (loss) per share from continuing operations, as adjusted	$0.07	$(0.05)

[1]	Amounts may not be additive due to rounding.

In connection with your comment, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

May 29, 2025

If you have any questions regarding the foregoing, please do not hesitate to contact me at (336) 519-2018 or Scott.Lewis@hanes.com.

Very truly yours,

/s/ M. Scott Lewis

Chief Financial Officer and
Chief Accounting Officer

cc:	Gini Piekarski, Esq., Hanesbrands

Carlyle Cromer, Hanesbrands